Filed by Petrohawk Energy Corporation

(Commission File No.: 000-25717)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: KCS Energy, Inc.

(Commission File No.: 001-13781)

This filing relates to the proposed merger between Petrohawk Energy Corporation (“Petrohawk”) and KCS Energy, Inc. (“KCS”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, effective as of April 20, 2006, by and between Petrohawk and KCS (the “Merger Agreement”). Petrohawk has filed the Merger Agreement with the U.S. Securities and Exchange Commission as Exhibit 2.1 to the Registration Statement on Form S-4 filed by Petrohawk on May 18, 2006.

On June 1, 2006, Petrohawk and KCS jointly issued the following press release:

FOR IMMEDIATE RELEASE

PETROHAWK AND KCS TO HOLD STOCKHOLDER MEETINGS

ON JULY 12, 2006 TO VOTE ON MERGER

HOUSTON, June 1, 2006—Petrohawk Energy Corporation (NASDAQ: HAWK) (“Petrohawk”) and KCS Energy, Inc. (NYSE: KCS) (“KCS”) today announced that each company will hold separate stockholders meetings on Wednesday, July 12, 2006, related to the proposed merger of the two companies announced April 21, 2006. The Petrohawk and KCS stockholder meetings will be held at the Hotel Derek in Houston, Texas, with KCS’s meeting beginning at 10:00 a.m. CDT and Petrohawk’s meeting beginning at 11:00 a.m. CDT.

At the meetings, KCS and Petrohawk stockholders will vote on a proposal to approve the merger of KCS with and into Petrohawk. If approved, Petrohawk will be the surviving entity. In connection with the merger, Petrohawk stockholders will also vote on a proposal to amend Petrohawk’s certificate of incorporation to increase the number of authorized shares of common stock to 300 million. Subject to the approval of these proposals, and satisfaction of other customary conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Petrohawk and KCS expect to complete the merger within five business days following the stockholders meetings.

Proxy statements and related materials for the respective companies will be mailed on approximately June 5, 2006 to all stockholders of Petrohawk and KCS as of May 30, 2006, the record date for the meetings. Stockholders may also obtain a copy of these materials and information on voting procedures by contacting Georgeson Shareholder Communications, Inc. at (800) 279-7074.

Petrohawk Energy Corporation is an independent oil and gas company engaged in the acquisition, development, production and exploration of natural oil and gas properties located in North America.

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Petrohawk’s properties are concentrated in the East Texas/North Louisiana, Gulf Coast, South Texas, Permian Basin, Anadarko and Arkoma regions.

KCS is an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and oil properties primarily located in the Mid-Continent and onshore Gulf Coast regions of the United States. KCS also has interests in producing properties in Michigan, California, Wyoming and offshore Gulf of Mexico.

For more information please refer to the companies’ websites or contact:

For Petrohawk:

Shane M. Bayless	Joan Dunlap
(832) 204-2727	(832) 204-2737
sbayless@petrohawk.com	jdunlap@petrohawk.com

For KCS Energy:

Jim Christmas

(713) 964-9406

jwc@kcsenergy.com

Additional Information for Investors

This press release contains forward-looking information regarding Petrohawk and KCS that is intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities, events or developments that Petrohawk and KCS expect, believe or anticipate will or may occur in the future are forward-looking statements. These often, but not always, are identified by using words such as “expects”, “anticipates”, “plans”, “estimates”, “potential”, “possible”, “probable”, or “intends”, or stating that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved). Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to the possibility that the companies may be unable to obtain stockholder or other approvals required for the merger Additional information on risks and other factors which could affect either companies’ operations or financial results are included in the companies’ other reports on file with the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of both companies’ management at the time the statements are made. Neither Petrohawk nor KCS assume any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Additional Information About the Transaction and Where to Find It:

Petrohawk has filed a registration statement on Form S-4 (Registration Number 333-134235) with the SEC that contains a prospectus and a joint proxy statement regarding the proposed transaction. Investors and security holders of Petrohawk and KCS are urged to read the definitive joint proxy statement/prospectus and any other relevant materials filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Petrohawk, KCS and the proposed transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, materials filed with the SEC by Petrohawk

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may be obtained free of charge from Petrohawk’s website at www.petrohawk.com. Materials filed with the SEC by KCS may be obtained free of charge from KCS’s website at www.kcsenergy.com.

Petrohawk, KCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and KCS in favor of the proposed transaction. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the proposed transaction are set forth in the joint proxy statement/prospectus relating to the proposed transaction. Information about the executive officers and directors of KCS and Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the proposed transaction are set forth in the joint proxy statement/prospectus relating to the proposed transaction.

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